Exhibit 99.3

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (as it may be amended from time to time in accordance with the terms hereof, the “Agreement”), dated as of April 27, 2010, is made by and among Mitel Networks Corporation, a corporation incorporated under the laws of Canada (the “Corporation”), Dr. Terence H. Matthews, an individual residing in the City of Ottawa, Province of Ontario (“Matthews”) and the shareholders of the Corporation party hereto (each, together with Matthews, a “Shareholder”, and collectively, the “Shareholders”).

RECITALS:

WHEREAS, the Corporation and the Shareholders were a party to that certain Shareholders Agreement, dated August 16, 2007 (the “Original Agreement”);

WHEREAS, the Original Agreement has been terminated pursuant to Section 7.1 of the Original Agreement;

WHEREAS, the Corporation is proposing to sell Common Shares to the public in an initial public offering (registration statement No: 333-163930, the “IPO”); and

WHEREAS, the Shareholders and the Corporation desire to provide for the management of the Corporation and to set forth the respective rights and obligations of the Shareholders upon consummation of the IPO.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS, PRINCIPLES OF INTERPRETATION AND REPRESENTATIONS

AND WARRANTIES

1.1	Definitions

Whenever used in this Agreement, the words and terms defined in Appendix 1 shall have the meanings set out therein.

1.2	Certain Rules of Interpretation In this Agreement:

(a)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of the United States of America. Any U.S. dollar amounts in this Agreement required to be converted into Canadian dollars shall be converted using the spot rate published in the Wall Street Journal on the Business Day prior to the required translation date.

(b)

Governing Law – This Agreement is a contract made under and shall be construed, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario (excluding any conflict of law rule or principle of such laws that might refer such interpretation or enforcement to the laws of another jurisdiction). Subject to the provisions of Section 11.5, any action, suit or proceeding arising out of or relating to this Agreement shall be brought in the courts of the Province of Ontario and each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of such courts.

(c)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(e)	Statutory references — A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(f)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(g)	Business Days — If any payment is required to be made or other action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day.

(h)	Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(i)	No Strict Construction — The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(j)	Severability — If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

1.3	Entire Agreement

This Agreement, including the schedule annexed hereto, constitutes the entire agreement between the Parties and sets out all the covenants, promises, warranties, representations,

conditions, understandings and agreements between the Parties with respect to the subject matter of this Agreement and supersedes all prior understandings, agreements, negotiations and discussions, whether oral or written. There are no covenants, promises, representations, warranties, terms, conditions, undertakings, understandings or other agreements, oral or written, express, implied or collateral, between the Parties in connection with the subject matter of this Agreement other than as expressly set forth or referred to in this Agreement. With respect to the Corporation, all of the provisions of this Agreement are subject to any requirements as to governance to be imposed by applicable securities laws and of any exchange on which the securities of the Corporation are listed.

1.4	Scope of the Agreement

In the event of any inconsistency or conflict between the terms of this Agreement and the articles, by-laws or resolutions of the Corporation or any Subsidiary, the provisions of this Agreement shall prevail. In this regard, the Shareholders agree more particularly to vote their Common Shares to ensure that the constating documents of the Corporation and any Subsidiaries are not amended to include provisions that are or could be inconsistent with the provisions hereof.

1.5	Covenant by Controlling Shareholders

Each Controlling Shareholder hereby agrees to take such actions as may be necessary to cause each of his or its Controlled Shareholders to fully and faithfully perform and discharge its obligations under this Agreement and to comply with the terms and conditions of this Agreement; provided that the foregoing shall not constitute a guarantee of payment of any amount payable hereunder.

1.6	Dissent and Other Rights

With respect to any matter provided for in Section 6.4 of this Agreement, each of the Shareholders hereby expressly waives and agrees that it shall not exercise any applicable rights to dissent, appraisal, any oppression remedy, or other similar rights.

1.7	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants that as of the date hereof all of the provisions of this Agreement comply with any requirements as to governance imposed by applicable securities laws and of any exchange on which the securities of the Corporation are currently contemplated to be listed.

1.8	Schedules

The Appendices and Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Appendix 1	–	Definitions

Appendix 2	–	Certain Matters Requiring Francisco Partners Approval

Schedule A	–	Assumption Agreement

ARTICLE 2

MANAGEMENT OF CORPORATION

2.1	Agreement Respecting Voting

For so long as this Agreement remains in effect with respect to a Shareholder, each such Shareholder agrees to vote any and all Common Shares held by it and take all necessary action from time to time so as to elect and maintain in office the Francisco Partners Appointees (as defined in Section 2.2), the Matthews Appointees (as defined in Section 2.2) and the Chief Executive Officer (or equivalent) of the Corporation as members of the Board of Directors, and to cause the Corporation to act in compliance with all of the provisions of this Agreement. It is acknowledged and agreed that no Shareholder shall be bound to vote in respect of any matter in the same manner as its appointee director voted in respect of such matter in his or her capacity as a director on the Board of Directors.

2.2	Francisco Partners Appointees and Matthews Appointees on the Board of Directors

(a)	The Corporation shall take all necessary action to cause the Board of Directors to be composed of no more than ten (10) members, three (3) of whom shall be appointed by Francisco Partners II (Cayman), L.P. (each, a “Francisco Partners Appointee”), two (2) of whom shall be appointed by Matthews (each, a “Matthews Appointee”), and, without the consent of Francisco Partners II (Cayman), L.P., so long as the Francisco Partners Group beneficially owns (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) at least 5% or more of the outstanding Common Shares, and without the consent of Matthews, so long as the Matthews Group beneficially owns (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) at least 5% or more of the outstanding Common Shares, one (1) of whom shall be the Chief Executive Officer (or equivalent) of the Company; provided, that:

(i)	if the Francisco Partners Group ceases to beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) (A) 15% or more of the outstanding Common Shares, then Francisco Partners II (Cayman), L.P., shall only be entitled to appoint two (2) directors to the Board of Directors; or (B) 10% or more of the outstanding Common Shares, then Francisco Partners II (Cayman), L.P. shall only be entitled to appoint one (1) director to the Board of Directors; and provided, further, that if the Francisco Partners Group ceases to beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) 5% or more of the outstanding Common Shares, then Francisco Partners II (Cayman), L.P. shall not be entitled to appoint any director to the Board of Directors; and

(ii)

if the Matthews Group ceases to beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) 10% or more of the outstanding Common Shares, then Matthews shall only be entitled to appoint one (1) director to the Board of Directors; and provided, further, that if the Matthews Group ceases to beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) 5% or more of the outstanding Common Shares, then Matthews shall not be entitled to appoint any director to the Board of Directors.

Accordingly, the Corporation and each of the Shareholders agrees to act and vote (including, without limitation, in the case of the Corporation, nominating and including such directors in the annual or other proxy statements filed by the Corporation concerning the appointment, election or addition of directors, and in the case of each of the Shareholders, causing any member of the board of directors appointed by such Shareholder to act and vote) from time to time so that on any election of directors by the shareholders of the Corporation, the Francisco Partners Appointees, the Matthews Appointees and the Chief Executive Officer (or equivalent) of the Corporation are elected in accordance with this Section 2.2.

(b)	Each of Francisco Partners II (Cayman), L.P. and Matthews shall have the exclusive right to appoint and remove their respective appointees to the Board of Directors, as well as the exclusive right to fill vacancies created by reason of the death, removal or resignation of such appointees. In the event that Francisco Partners II (Cayman), L.P. requests that a Francisco Partners Appointee be removed or replaced as a director of the Corporation or in the event that Matthews requests that a Matthews Appointee be removed or replaced as a director of the Corporation, then each of the Shareholders agrees to act and vote for such removal in accordance with this Section 2.2.

(c)	Decisions of the Board of Directors shall require the approval of a majority of the directors present at any duly called meeting of the Board of Directors.

Each of the Francisco Partners Appointees and the Matthews Appointees shall be an individual who is not disqualified under applicable law from acting as a director.

2.3	Notice of Directors Meetings

Notice of directors meetings shall be given, in writing, in accordance with the by-laws of the Corporation, and such notice shall also contain a statement as to the nature of the business proposed to be transacted at such meeting. Such notice shall be accompanied by all relevant documentation or information required for directors to make an informed decision regarding the business to be transacted.

2.4	Expenses of Directors

The Corporation shall reimburse all directors for all reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or of any committee of the Board of Directors.

2.5	Board of Directors Committees

So long as the Francisco Partners Group beneficially owns (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) 10% or more of the outstanding Common

Shares, at least one of the members of any standing or ad hoc committee of the Board of Directors (other than the audit committee) shall be a Francisco Partners Appointee chosen by Francisco Partners II (Cayman), L.P. The audit committee shall be selected by the Board of Directors, and no Shareholder shall have a right to designate a member thereof.

2.6	Directors’ Liability Insurance

The Corporation will maintain directors’ liability insurance for each of the directors of the Corporation with coverage acceptable to the Board of Directors. The Corporation will not assign, transfer, dispose of, surrender, borrow upon or in any way encumber such insurance.

2.7	[Intentionally left blank.]

2.8	Certain Matters Requiring Francisco Partners Approval

Provided that the Francisco Partners Group owns, in the aggregate, at least 15% of the outstanding Common Shares, notwithstanding any other provision of this Agreement, in addition to any other approvals that may be required by law or pursuant to the articles, by-laws or other organizational documents of the Corporation or any of the Subsidiaries, without the prior written consent of Francisco Partners II (Cayman), L.P., neither the Corporation shall nor shall it cause or permit any of the Subsidiaries to at any time take or agree or commit to take any action referred to in Appendix 2. It is acknowledged by the Parties that the provisions referenced in Appendix 2 are for the benefit of Francisco Partners II (Cayman), L.P. and may be amended or waived by the mutual agreement of the Corporation and Francisco Partners II (Cayman), L.P. at any time.

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2.10	Reporting

(a)	Monthly. The Corporation shall prepare and deliver to Matthews, so long as the Matthews Group owns 10% or more of the outstanding Common Shares, and to Francisco Partners, so long as the Francisco Partners Group owns 10% or more of the outstanding Common Shares, an internally-prepared summary of monthly consolidated financial results of the Corporation within 15 Business Days after the end of each fiscal month.

(b)

Additional Information. The Corporation shall provide to Matthews, so long as the Matthews Group owns 10% or more of the outstanding Common Shares, and to Francisco Partners, so long as the Francisco Partners Group owns 10% or more of the outstanding Common Shares, simultaneously with furnishing such information to any Person as required under the Debt Obligations of the Corporation and the Subsidiaries or as such Shareholder shall reasonably request: (i) copies of all other financial statements, reports or projections with respect to the Corporation or any of the Subsidiaries required to be delivered to the lenders on a periodic basis; and (ii) copies of all material information, documents, studies, reviews, reports or assessments relating to the Business or the assets of the Corporation or any Subsidiary prepared by the Corporation or any Subsidiary from time to time, if, in the case of (i) or (ii) above, such documentation is broader in scope or delivered on a more frequent basis than the Corporation provides to the Board of Directors or is required to provide under Section 2.10(a).

(c)	Suspension of Information Rights. Any Shareholder entitled to receive any information from the Corporation pursuant to this Section 2.10 may, by written notice to the Corporation, suspend its right to receive any or all of such information for any period of time, as indicated in such notice, and the Corporation shall comply with such Shareholder’s request.

ARTICLE 3

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ARTICLE 4

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ARTICLE 5

RESTRICTIONS ON TRANSFER OF COMMON SHARES

5.1	General Prohibition on Transfer

No Common Shares or Convertible Securities now or in the future held by a Shareholder or any interest therein may be dealt with or Transferred except as contemplated in this Agreement. A purported Transfer of any Common Shares or Convertible Securities in violation of this Agreement shall not be valid. Any Shareholder that purports to Transfer any Common Shares or Convertible Securities in violation of this Agreement agrees to donate and hereby donates to the Corporation all dividends and distributions paid or made on any Common Shares or Convertible Securities so Transferred during the period of the prohibited Transfer. The provisions of the immediately preceding sentence are in addition to, and not in lieu of, any other remedies to enforce the provisions of this Agreement.

5.2	Permitted Transfers

Each Shareholder may Transfer any Common Shares or Convertible Securities held by it or any rights to acquire any Common Shares or Convertible Securities, pursuant to and in accordance with Article 5 or Article 6 and in the case of the following Transfers, which are expressly permitted, without being subject to the requirements of Sections 6.1 and 6.3:

(a)	to a Permitted Transferee;

(b)	in the case of Common Shares or Convertible Securities held by a Permitted Transferee of the Shareholder, back to such Shareholder;

(c)	to a Shareholder from another Shareholder;

(d)	pursuant to an effective registration statement under the Securities Act or a prospectus filed under Canadian securities laws in accordance with the Registration Rights Agreement (provided, if applicable, such Transfer is also in compliance with any other applicable foreign securities laws); or

(e)	pursuant to broker’s sales in accordance with Rule 144 (including its volume and manner of sale limitations) or pursuant to broker’s sales in Canada in accordance with Regulation S under the Securities Act (or any successor rule); provided, that any such sales under Regulation S shall also comply with the volume and manner of sale limitations under Rule 144 that would be applicable if such sales occurred in the United States.

5.3	No Registration Unless Transferee is Bound

Other than Transfers pursuant to Sections 5.2(d) and (e) and Section 5.4, if a Shareholder purports to Transfer any Common Shares or Convertible Securities, no Transfer shall be made or be effective, no application shall be made to the Corporation or to the Corporation’s transfer agent to register the Transfer, and the Corporation shall not register the Transfer on its securities register, until the proposed transferee enters into, or in the case of Convertible Securities, agrees upon the acquisition of any Common Shares or Convertible Securities to enter into, an Assumption Agreement.

5.4	Transfers to an Affiliate

If a Shareholder purports to Transfer Common Shares or Convertible Securities to a Permitted Transferee or pursuant to Section 5.2(b), no Transfer shall be made or effective, no application shall be made to the Corporation or the Corporation’s transfer agent to register the Transfer, and the Corporation shall not register the Transfer on its securities register until, the Shareholder and the transferee have executed and delivered an Assumption Agreement and such other documents as may be reasonably requested by the Corporation, in which the Shareholder and the transferee: (i) represent and warrant that the transferee qualifies as a Permitted Transferee or otherwise qualifies as a recipient of a Transfer pursuant to 5.2(b); (ii) agree that each shall ensure that the transferee shall continue to so qualify at all times; and (iii) agree that the transferring Shareholder shall continue to be bound by all the provisions of this Agreement.

5.5	Continuing Obligations of Transferor

In the event of any Transfer of Common Shares or Convertible Securities to a Permitted Transferee or pursuant to Section 5.2(b), the transferor shall, at all times after such Transfer: (i) be jointly and severally liable with the transferee for the observance and performance of the covenants and obligations of the transferee under this Agreement; and (ii) indemnify the other Parties against any loss, damage or expense incurred as a result of the failure of the transferee to comply with the provisions of this Agreement.

5.6	Shareholders to Facilitate Permitted Transfers

Each Party to this Agreement shall facilitate any Transfer of Common Shares or Convertible Securities in accordance with this Agreement on a timely basis, including by promptly providing any required consents.

5.7	Corporation to Facilitate Permitted Transfers

The Corporation shall facilitate any Transfer of Common Shares or Convertible Securities in accordance with this Agreement on a timely basis, including by promptly providing such assistance as the transferring Shareholder may reasonably request to facilitate such Transfer, subject to the provisions of Section 10.1. In no event shall the Corporation be required to disclose information that it is prohibited from disclosing by contract or otherwise by law.

5.8	Pledge of Common Shares

No Shareholder shall, directly or indirectly, pledge or otherwise grant or allow a Lien to exist in respect of any Common Shares held by that Shareholder, without the prior written consent of the Corporation and Francisco Partners, such consent not to be unreasonably withheld or delayed, provided that, notwithstanding the foregoing, nothing herein shall prohibit a Shareholder from granting a Lien by way of a general security interest over all or substantially all of its assets and undertaking, inclusive of Common Shares in favor of a bona fide lender in the ordinary course of business, provided that in such event any realization by such secured party in respect of such Common Shares shall be deemed a Transfer subject to Article 6 of this Agreement.

5.9	Restrictions on Registered Transfers

Notwithstanding Section 5.2(d) above, until such time as (i) the Francisco Partners Group has sold or transferred $281,400,000 of Common Shares (measured in gross proceeds and taking into account prior sales made pursuant to Sections 5.2(d) and (e) for the purpose of determining the $281,400,000 limit) pursuant to an effective registration statement under the Securities Act or (ii) the Francisco Partners Group does not own at least 10% of the outstanding Common Shares, the Matthews Group (which shall be deemed to include WCC for the purposes of this Section 5.9, if WCC is no longer a member of the Matthews Group) shall only Transfer up to an aggregate of $50,000,000 of Common Shares (measured in gross proceeds and taking into account prior sales made pursuant to Sections 5.2(d) and (e) for the purpose of determining the $50,000,000 limit) pursuant to an effective registration statement under the Securities Act. This Section 5.9 shall terminate automatically upon the fifth anniversary of the IPO.

ARTICLE 6

TAG-ALONG, AND DRAG-ALONG RIGHTS

6.1	Transfer Notice

In the event that any Shareholder (the “Transferring Shareholder”) receives from any Person, acting as principal and dealing at arm’s length with such Shareholder (the “Third Party Offeror”), a bona fide written offer to purchase (other than pursuant to a Transfer permitted by Section 5.2) Common Shares or Convertible Securities or other equity securities held by the Transferring Shareholder (the “Third Party Offer”), which the Transferring Shareholder wishes to accept (subject to compliance with Section 6.3), the Transferring Shareholder will give notice (the “Transfer Notice”) to the Corporation and to each of the Shareholders (other than any Shareholder that is also a Transferring Shareholder) (the “Other Shareholders”) setting forth:

(a)	the identity of the Third Party Offeror;

(b)	if the Third Party Offeror is a corporation, the names of the principal shareholders, directors and officers of the Third Party Offeror;

(c)	the number and classes of Common Shares or Convertible Securities or other equity securities proposed to be sold by the Transferring Shareholder (the “Offeror’s Securities”);

(d)	the price of and terms of payment for the Offeror’s Securities; and

(e)	a summary of any other material terms for such sale including the proposed closing date.

The Transfer Notice shall include a full and complete copy of the written offer delivered by the Third Party Offeror. In all circumstances the proposed consideration for any Offeror’s Securities must be in cash and/or Marketable Securities.

All Transfer Notices and Drag-Along Offers (as defined in Section 6.4) given under this Article 6 must be given concurrently to all Other Shareholders and the Corporation.

6.2	[Intentionally left blank.]

6.3	Tag-Along Rights

Upon receipt of a Transfer Notice, any Other Shareholder(s) may elect to participate in the proposed Transfer by delivering written notice to the Corporation and Transferring Shareholder within 20 Business Days after the date upon which the Transfer Notice was received by the Other Shareholder(s) (each, an “Acceptance Period”). Each of the Other Shareholder(s) so electing will be entitled to sell in the contemplated Transfer, the same proportion (calculated on an as-if-converted to Common Shares basis) of the Common Shares and Convertible Securities held by each such Other Shareholder, respectively, as the proportion of the Transferring Shareholder’s total holdings which the Transferring Shareholder proposes to sell pursuant to the Transfer Notice (calculated on an as-if-converted to Common Shares basis), on the same terms set forth in the Transfer Notice, and at a price determined as follows:

(a)	if the Transferring Shareholder is proposing to sell Common Shares:

(i)	any Common Shares to be sold by an Other Shareholder shall be sold at the same price per share as the Common Shares proposed to be sold by the Transferring Shareholder, as set forth in the Transfer Notice; and

(ii)	any Convertible Securities to be sold by an Other Shareholder shall be sold at a price per Convertible Security equal to: (A) the value of the Common Shares underlying such Convertible Security, where such Common Shares are valued at the same price per share as the Common Shares proposed to be sold by the Transferring Shareholder, as set forth in the Transfer Notice, less (B) any amount payable by the holder of the Convertible Securities on the exercise, exchange or conversion thereof;

(b)	if the Transferring Shareholder is proposing to sell Convertible Securities, only Shareholders holding the same type of Convertible Securities with identical provisions (other than the number of underlying securities in respect of which the Convertible Securities are exercisable, exchangeable or convertible) as the Convertible Securities which are the subject of the Transfer Notice may exercise tag-along rights pursuant to this Section 6.3, and any such Convertible Securities shall be sold at the same price for each of the Convertible Securities (based on a unit basis) proposed to be sold by the Transferring Shareholder, as set forth in the Transfer Notice. The Shareholders shall have no right to exercise tag-along rights pursuant to this Section 6.3(b) in respect of Common Shares or other Convertible Securities which are not identical to the Convertible Securities which are the subject of the Transfer Notice.

For greater certainty, the provisions of Sections 6.1 and 6.3 shall not apply to the Transfer of any Common Shares or Convertible Securities to which the provisions of Section 6.4 apply and which are exercised in accordance with the terms thereof.

Any purchase and sale agreement entered into in conjunction with this Section 6.3 shall:

(a)	contain only several (not joint and several) representations, warranties and covenants from any holder of Common Shares or Convertible Securities with recourse limited to that Shareholder’s pro rata portion of the aggregate purchase price to all Shareholders;

(b)	contain a limitation on the liability each Shareholder assumes, with respect to all indemnities, if any, provided to the Third Party Offeror, to that Shareholder’s pro rata portion of the aggregate purchase price to all Shareholders;

(c)	not require the Shareholders that participate in the transaction pursuant to this Section 6.3 to provide representations or warranties or covenants related to the Corporation but shall require them to provide typical title, ownership and authority to sell representations;

(d)	not provide a Collateral Benefit to any Shareholder or any Affiliate thereof (other than the right to receive the purchase price calculated in accordance with the provisions above); and

(e)	be conditional upon completion of the purchase by the Third Party Offeror of the Common Shares or Convertible Securities held by the Transferring Shareholder which are subject to the Transfer Notice.

Any Shareholder not giving notice within the Acceptance Period under this Section 6.3 shall be deemed to have declined to exercise its tag-along rights under this Section 6.3

If any of the Other Shareholders exercises its rights hereunder, the purchase and sale of the Common Shares and Convertible Securities of the Corporation to the Third Party Offeror pursuant to the Transfer Notice shall be completed at the same time as the purchase and sale of the Offeror’s Securities and as part of the same closing.

To the extent that the Other Shareholders do not exercise their rights hereunder, the Transferring Shareholder shall be entitled to sell the Common Shares specified in the Transfer

Notice in accordance with the terms thereof for a period of 60 Business Days after the expiry of the Acceptance Period. If the sale is not completed within such 60 Business Day period, the provisions of Article 6 shall again apply to any proposed sale of Common Shares and so on from time to time.

6.4	Drag-Along Rights

(a)	So long as the Francisco Partners Group beneficially owns (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) 10% or more of the outstanding Common Shares and the Matthews Group does not beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) a greater number of Common Shares than that beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by the Francisco Partners Group, if holders of 50.1% of the outstanding Common Shares, including the Francisco Partners Group (the “Accepting Shareholders”), agree (individually or in the aggregate) to enter into, or vote to approve, a transaction, or series of transactions, with a non-affiliated third party (the “Third Party Buyer”) which would result in a Change of Control Event (“Drag-Along Transaction”), each Shareholder other than the Accepting Shareholders (“Non-Accepting Shareholders”), shall be obliged to approve the Drag-Along Transaction and to take all necessary action to cause the Corporation to consummate the Drag-Along Transaction, including, without limitation, taking each of the following actions, as applicable (i) vote or take such other action necessary to approve the Drag-Along Transaction (or any portion thereof), and execute and deliver all documents and instruments to give effect to such acceptance, (ii) if the Drag-Along Transaction is structured to include a tender offer, tender the Common Shares owned by the Non-Accepting Shareholders into the Drag-Along Transaction, and (iii) if the Drag-Along Transaction is structured as a sale of stock, sell or transfer up to that percentage of Common Shares equal to the percentage of the Common Shares held by the Accepting Shareholders which are being transferred to the Third Party Buyer, and execute and deliver all documents and instruments to give effect to such sale or transfer. For greater certainty, the Non-Accepting Shareholders shall not be required to take any actions to further the consummation of the Drag-Along Transaction pursuant to this Section 6.4 unless and until the holders of 50.1% of the outstanding Common Shares have irrevocably agreed to enter into, have entered into, or have voted to approve the Drag Along Transaction.

(b)	The Drag-Along Transaction shall:

(i)	not provide a Collateral Benefit to any Shareholder or any Affiliate thereof;

(ii)	require the Non-Accepting Shareholder to only transfer up to that percentage of Common Shares equal to the percentage of the Common Shares held by the Accepting Shareholders which are being transferred to the Third Party Buyer; and

(iii)	provide that each Non-Accepting Shareholder’s liability for representations, warranties and indemnities provided to the Third Party shall be, in any event, limited to such Non-Accepting Shareholder’s pro rata portion of the proceeds received from the transaction.

ARTICLE 7

TERMINATION

7.1	Term

Except as otherwise expressly provided in this Agreement, this Agreement shall come into force and effect as of the date of this Agreement and shall continue in force in accordance with the terms hereof. Subject to Section 7.2, this Agreement shall terminate upon the written agreement of the Corporation and each Shareholder who together with its Permitted Transferees beneficially owns (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) 5% or more of the outstanding Common Shares. Additionally, except as contemplated by Section 5.5, the rights and obligations of the members of the Francisco Partners Group under this Agreement shall cease on the date the Francisco Partners Group fails to beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) at least 5% of the outstanding Common Shares and the rights and obligations of the members of the Matthews Group under this Agreement shall cease on the date the Matthews Group fails to beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) at least 5% of the outstanding Common Shares.

7.2	Termination Not to Effect Rights or Obligations

A termination of this Agreement or any provision of this Agreement shall not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination, and such rights and obligations shall survive the termination of this Agreement.

ARTICLE 8

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ARTICLE 9

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ARTICLE 10

CONFIDENTIALITY

10.1	Confidentiality

(a)

No Party will, at any time or under any circumstances, without the consent of the Corporation, directly or indirectly communicate or disclose to any Person (other than the other Parties and employees, agents, advisors and representatives of such Party or Parties) or make use of (except in connection with its interest in the Corporation) any confidential information acquired by such Party from the

Corporation or its subsidiaries regarding the property, business and affairs of the Corporation, except:

(i)	information that is or becomes generally available to the public (other than by disclosure by such Party or its employees, agents, advisors or representatives contrary to this Section) or is already known by such Party;

(ii)	information that is required to be disclosed by a Party to protect its interests in connection with any valuation or legal proceeding under this Agreement;

(iii)	information that is reasonably required to be disclosed by law or by the applicable regulations or policies of any Governmental Body, regulatory agency of competent jurisdiction or any stock exchange; and

(iv)	in connection with its right to sell Common Shares in accordance with the provisions of this Agreement or the Registration Rights Agreement, any Party may disclose confidential information to the potential purchaser in respect of such proposed sale or transaction, provided the potential purchaser agrees to be bound by the confidentiality obligations set out in this Section 10.1, as well as a covenant of the potential purchaser not to use or allow the use for any purpose of the confidential information or notes, summaries or other material derived from the review of the confidential information, except to determine whether to purchase Common Shares from such Shareholder or otherwise acquire the Corporation.

(b)	Notwithstanding Section 10.1(a), Francisco Partners and any member of the Francisco Partners Group may:

(i)	disclose confidential information to members of the Francisco Partners Group provided such members have agreed to maintain the confidentiality of such information;

(ii)	disclose confidential information to Francisco Partners advisory committee or investment committee;

(iii)	report confidential information regarding the Francisco Partners Group’s investment in the Corporation, regarding the Corporation’s financial statements, other financial information regarding the Corporation that the Corporation has provided to non shareholder parties, that the Francisco Partners Group is otherwise required to report to member of the Francisco Partners Group in connection with its investment in the Corporation and as otherwise agreed between the Corporation and Francisco Partners (save and except where such use or disclosure would have a Material Adverse Effect on the Business of the Corporation); and

(iv)	any appointee of Francisco Partners on the Board of Directors may discuss the Business of the Corporation and any Subsidiary, including confidential information, with the investment committee, officers, directors, partners, employees and advisors of the Francisco Partners Group.

(c)	Each of the Parties acknowledges that disclosure of any confidential information regarding the Corporation in contravention of the Section 10.1 may cause significant harm to the Corporation and the Subsidiaries and that remedies at law may be inadequate to protect against a breach of this Section. Accordingly, each of the Parties acknowledges that the Corporation is entitled, in addition to any other relief available to it, to the granting of injunctive relief without proof of actual damages or the requirement to establish the inadequacy of any of the other remedies available to it. Each of the Parties covenants not to assert any defence in proceedings regarding the granting of any injunction or specific performance based on the availability to the Corporation of any other remedy.

10.2	Reasonable Obligations not Exhaustive

Each Shareholder acknowledges that the obligations contained in this Article 10 are not in substitution for any obligations which the Shareholder may now or hereafter owe to the Corporation, any of the Subsidiaries or any other Shareholder and which exists apart from this Article and do not replace any right of the Corporation, any of the Subsidiaries or any Shareholder with respect to any such obligation.

Each of the Shareholders hereby agrees that, without in any way derogating from any other covenants provided by him or it, all the restrictions in this Article 10 are reasonable and valid and all defenses to the strict enforcement thereof by the Corporation and/or the other Shareholders are hereby waived.

10.3	Survival

Nothwithstanding any other term or provision hereof (including, without limitation, Section 7.1), the provisions of this Article 10 shall survive the termination of this Agreement for a period of two years.

ARTICLE 11

GENERAL

11.1	All Securities Subject to Agreement

Each of the Shareholders agrees that it shall be bound by the terms of this Agreement with respect to all Common Shares and securities in the capital of the Corporation held by it from time to time.

11.2	[Intentionally left blank]

11.3	Time of the Essence

Time shall be of the essence of this Agreement and of every part hereof, and no extension or variation of this Agreement shall operate as a waiver of this provision.

11.4	Further Assurances

Each of the Shareholders covenants and agrees to vote (or cause to be voted) its Common Shares in the capital of the Corporation, and to take all other necessary or desirable action within its control and to the extent permitted by law so as to give full effect to the provisions of this Agreement; provided that no Shareholder shall be obligated to waive any of its rights hereunder or in respect of its Common Shares or agree to any reduction in the stated capital of its Common Shares.

11.5	Arbitration

Subject to Section 11.11, all disputes arising out of or in connection with this Agreement, or in respect of any legal relationship associated with or derived from this Agreement, shall be arbitrated and finally resolved pursuant to the Arbitration Act, 1991 (Ontario). Such arbitration shall be conducted by a single arbitrator. The arbitrator shall be appointed by agreement between the parties or, failing agreement, such arbitrator shall be appointed in accordance with Section 10 of the Arbitration Act, 1991 (Ontario). The place of arbitration shall be the City of Ottawa in the Province of Ontario. The language of the arbitration shall be English. Any notice or other document, including a notice commencing arbitration, may be served by sending it to the addressee by facsimile in accordance with Section 11.6 hereof. The decision arrived at by the arbitrator, howsoever constituted, shall be final and binding and no appeal shall lie therefrom.

11.6	Notices

All notices, requests, payments, instructions or other documents to be given hereunder will be in writing or by written telecommunication, and will be deemed to have been duly given if (i) delivered personally (effective upon delivery), (ii) mailed by certified mail, return receipt requested, postage prepaid (effective five Business Days after dispatch), (iii) sent by a reputable, established courier service that guarantees next Business Day delivery (effective the next Business Day), or sent by air mail or by commercial express overseas air courier, with receipt acknowledged in writing by the recipient (effective upon the date of such acknowledgement), or (iv) sent by telecopier or electronic mail followed within 24 hours by confirmation by one of the foregoing methods (effective upon receipt of the telecopy in complete, readable form), addressed as follows (or to such other address as the recipient party may have furnished to the sending party for the purpose pursuant to this Section 11.6):

if to the Corporation to:

Mitel Networks Corporation

350 Legget Drive

Ottawa, ON

K2K 2W7

Attention: Chief Executive Officer

Fax: (613) 592-7838

With a copy to:

Mitel Networks Corporation

350 Legget Drive

Ottawa, ON

K2K 2W7

Attention: Chief Financial Officer, and VP Finance

Fax: (613) 592-7838

And with a copy to:

Mitel Networks Corporation

350 Legget Drive

Ottawa, ON

K2K 2W7

Attention: General Counsel

Fax: (613) 592-7802

And with a copy to:

Osler, Hoskin & Harcourt LLP

Suite 1500

50 O’Connor Street

Ottawa, ON

K1P 6L2

Attention: J. Craig Wright

Fax: (613) 235-2867

E-mail: cwright@osler.com

If to Francisco Partners:

Francisco Partners II, L.P

One Letterman Drive

Building C—Suite 410

San Francisco, California 94129

Attention: Ben Ball

Facsimile: (415) 418-2900

E-mail: ball@franciscopartners.com

With a copy to:

Shearman & Sterling LLP

525 Market Street

San Francisco, California 94105

Attention: Michael J. Kennedy

Facsimile: (415) 616-1100

E-mail: mkennedy@shearman.com

If to Matthews or WCC:

c/o Wesley Clover Corporation

350 Leggett Drive

Kanata, ON K2K 2W7

Attn: Dr. T.H. Matthews and Jose Medeiros

Fax: (613) 271-9810

With a copy to:

Osler, Hoskin & Harcourt LLP

P.O. Box 50

1 First Canadian Place

100 King Street West

Toronto, ON M5X 1B8

Attention: J. Mark DesLauriers

Fax: (416) 862-6666

E-mail: mdeslauriers@osler.com

11.7	Waivers, Amendments

Except as otherwise expressly provided in this Agreement and without limiting the applicability of the following sentence, no amendment or waiver of this Agreement shall be binding on a Party unless executed in writing by the Party to be bound thereby. Any amendment or waiver of this Agreement or any provision thereof shall be binding on all Parties, and each Party shall sign an instrument evidencing same, if such amendment or waiver has been consented to in writing (whether signed in one or more counterparts) by the Corporation, Francisco Partners and Matthews; provided, however, in the case of Francisco Partners and Matthews, they or another member of the Francisco Partners Group or the Matthews Group, respectively, are still party to this Agreement. Except as otherwise expressly provided in this Agreement, no waiver of any provision of this Agreement shall constitute or be deemed to constitute a waiver of any other provision nor shall any such waiver constitute a continuing waiver.

11.8	Counterparts

This agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall be but one and the same instrument. Each Party agrees that the delivery of this Agreement by facsimile shall have the same force and effect as delivery of original signatures.

11.9	Successors and Assigns

Except as otherwise specifically permitted herein, neither this Agreement nor any of the rights of any of the Shareholders may be assigned without the prior written consent of the other parties to this Agreement. Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, other personal representatives, successors and permitted assigns and transferees of Common Shares or Convertible Securities.

11.10	Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any securities of the Corporation resulting from the conversion, reclassification, redesignation, subdivision or consolidation or other change of the Common Shares.

11.11	Equitable Relief

Each of the parties acknowledges that any breach by such Party of his, her, or its obligations under this Agreement would cause substantial and irreparable damage to one or more of the other parties and that money damages would be an inadequate remedy therefor. Accordingly, each Party agrees that the other parties or any of them will be entitled to an injunction, specific performance, and/or other equitable relief to prevent the breach of such obligations.

The rest of this page is intentionally left blank.

IN WITNESS WHEREOF, each of the parties has executed this Shareholders Agreement on and as of the date first above written.

MITEL NETWORKS CORPORATION

By:	(signed)
Name: Don Smith Title: CEO

ARSENAL HOLDCO I, S.A.R.L.

By:	(signed)
Name: Carla Alves Silva Title: B Manager

By:	(signed)
Name: Andrew Kowal Title: A Manager

ARSENAL HOLDCO II, S.A.R.L.

By:	(signed)
Name: Carla Alves Silva Title: B Manager

By:	(signed)
Name: Andrew Kowal Title: A Manager

WESLEY CLOVER CORPORATION

By:	(signed)
Name: Jose Medeiros Title: President

TERENCE H. MATTHEWS

(signed)

APPENDIX 1

DEFINITIONS

“2006 Equity Compensation Plan” means the Corporation’s equity compensation plan approved by the shareholders on September 7, 2006 as amended from time to time;

“Acceptance Period” has the meaning set out in Section 6.3;

“Accepting Shareholders” has the meaning set out in Section 6.4(a);

“Affiliate” of a Person means any Person that would be deemed to be an “affiliated entity” of such first-mentioned Person under National Instrument 45-106 promulgated under the Securities Act (Ontario) as it exists on the date of this Agreement;

“Agreement” means this Shareholders Agreement, including all Appendices and Schedules hereto and any amendments or restatements hereof;

“arm’s length” has the meaning ascribed to such term for the purposes of the Income Tax Act (Canada);

“Associate” has the meaning ascribed thereto in the Canada Business Corporations Act;

“Assumption Agreement” means the assumption agreement substantially in the form attached hereto as Schedule A;

“Board of Directors” means the Board of Directors of the Corporation;

“Business” means the business of developing, selling, licensing, distributing, servicing and maintaining, as applicable, enterprise and customer premises business communications solutions and services, including advanced voice over internet protocol, video and data communications platforms, desktop phones, Internet appliances and client and server software applications and code (including applications for customer relationship management and mobility, messaging and multimedia collaboration) and the business of InterTel (Delaware), Incorporated and its subsidiaries;

“Business Day” means any day, other than a Saturday or Sunday, on which chartered banks in Ottawa, Ontario and San Francisco, California are open for commercial banking business during normal banking hours;

“Change of Control Event” shall mean:

(a)	the sale, lease, exclusive and irrevocable license, abandonment, transfer or other disposition of all or substantially all of the assets of the Corporation to a Person or “group” of Persons unless the shareholders of the Corporation immediately prior to the transaction own more than 50% of the voting power represented by issued and outstanding shares of capital stock of such Persons following the transaction; or

(b)	a merger, amalgamation, business combination or similar transaction, however structured, of the Corporation with another corporation (other than with a Subsidiary of the Corporation where the shareholders of the Corporation immediately prior thereto own the same percentage of the Person surviving such merger as they did of the Corporation immediately prior thereto), (B) a statutory arrangement involving the Corporation or (C) any other transaction involving the Corporation, whether by a single transaction or series of transactions, pursuant to which, in the case of (A), (B) or (C) above, any Person or “group” of Persons (as defined under the Exchange Act), together with his or its Affiliates hereafter acquires the direct or indirect “beneficial ownership” (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 50% of the voting power represented by issued and outstanding shares in the capital of the Corporation unless the shareholders of the Corporation immediately prior to such single transaction or series of transactions own more than 50% of the voting power represented by issued and outstanding shares in the capital of the Corporation following such single transaction or series of transactions;

“Collateral Benefit” means any agreement, commitment or understanding with a Shareholder that has the effect of providing to that Shareholder (or anyone acting not at arm’s length to that Shareholder), directly or indirectly, consideration of greater value than that offered to other Shareholders, excluding consideration paid or to be paid to a Shareholder (or anyone not at arm’s length with a Shareholder) for goods and/or services rendered or provided or to be rendered or provided by that Shareholder (or anyone not at arm’s length with that Shareholder) where the amount of such consideration is not more than that which would be negotiated between arm’s length parties on market terms;

“Common Shares” means the common shares in the capital of the Corporation, including the Common Shares currently issued and any Common Shares that may be issued after the date hereof;

“Control” means, with respect to any Person at any time,

(a)	holding, as owner or other beneficiary, other than solely as the beneficiary of an unrealized security interest, directly or indirectly through one or more intermediaries: (A) more than 50% of the voting securities of that Person; or (B) securities of that Person carrying votes sufficient to elect or appoint the majority of individuals who are responsible for the supervision or management of that Person; or

(b)	the exercise of de facto control of that Person whether direct or indirect and whether through the ownership of securities, by contract or trust or otherwise;

and the terms “Controls”, “Controlling” and “Controlled” have corresponding meanings;

“Controlled Shareholder” means any Shareholder that is Controlled by a Controlling Shareholder who is a party to this Agreement;

“Controlling Shareholder” means any Person who is party to this Agreement and who Controls a Shareholder (and shall, for greater certainty, include Matthews as the Controlling Shareholder of the Matthews Group);

“Convertible Security” means any option, warrant, right or other security, which entitles the holder to acquire from the issuer thereof another security or to convert, exchange or exercise such security into another security in the capital of such issuer;

“Drag-Along Transaction” has the meaning set out in Section 6.4(a);

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Francisco Partners” means Arsenal Holdco I, S.a.r.l. and Arsenal Holdco II, S.a.r.l.;

“Francisco Partners Appointees” has the meaning set forth in Section 2.2;

“Francisco Partners Group” means:

(a)	Francisco Partners;

(b)	limited, special and general partners of Francisco Partners and Francisco Partners II, L.P., and any Person to which Francisco Partners II, L.P. shall transfer all or substantially all of its assets;

(c)	all Affiliates, employees and consultants of Francisco Partners and/or Francisco Partners II, L.P.;

(d)	any other Person, provided that Francisco Partners or any Affiliate thereof has the exclusive right to exercise all rights of Francisco Partners transferred hereunder on behalf of such Person;

(e)	any Person whose funds are managed by Francisco Partners or an Affiliate of Francisco Partners and/or Francisco Partners II, L.P.; and

(f)	upon the termination or dissolution of any limited partnership or other entity that is a Person referred to in clause (b) of this definition, (A) the beneficial holders of interests in such Person, and (B) any other Person referred to in clause (b) of this definition, whether or not, in either case, an Affiliate described in clause (c) of this definition has the exclusive right to exercise the rights of Francisco Partners transferred hereunder on behalf of such beneficial holder or Persons;

“Governmental Approval” means the consent of any Governmental Body which may be required at any time and from time to time to ensure that the purchase of all or any part of the Common Shares and/or other securities of the Corporation held by a Shareholder is not in contravention of any law, regulation or published policy of, or administered by, such Governmental Body or which may be required in order to ensure that, notwithstanding the purchase of such shares of all or any part of the Common Shares or other securities held by the Shareholders, the holding or continued holding by the Corporation or any Subsidiary of any franchise, license, permit or other permission or authority required to carry on its respective business is unaffected;

“Governmental Body” means any body of a state or government, any international body or body assembling several states or provinces, any body, board, commission, office or other authority, instituted or constituted by a state or a government, by a law or otherwise, any public or private body, board, commission, office exercising governmental or quasi-governmental functions or regulatory or autoregulatory functions on behalf of a state or another governmental body or otherwise having jurisdiction, as well as any body, office, commission, board, arbitration or judicial tribunal, quasi-judicial or administrative tribunal, either national, provincial or governmental, foreign or international, as well as any court or common law tribunal;

“IPO” shall have the meaning set forth in the recitals;

“Lien” means any and all liens, claims, mortgages, hypothecs, security interests, charges, encumbrances, and restrictions on transfer of any kind, except, in the case of references to securities, any of the same arising under applicable corporate or securities laws solely by reason of the fact that such securities were issued pursuant to exemptions from registration or prospectus requirements under such securities laws or otherwise arising pursuant to this Agreement, the Articles or the Registration Rights Agreement;

“Marketable Securities” means equity securities of an issuer which are listed on an established nationally recognized exchange in Canada or the United States, which: (i) do not represent in excess of 10% of the relevant issuer’s outstanding securities of the same class or a class into which such securities are immediately convertible or exchangeable without cost to the holder; (ii) have a Public Float of at least US$150 million; (iii) have had average daily trading volumes for the 10 trading days prior to distribution of at least US$5,000,000; and (iv) are not subject to any statutory, regulatory, contractual or other hold period or resale restriction other than a restriction requiring the filing of a notice only (without requiring any approval);

“Matthews” means Dr. Terence H. Matthews, an individual residing in the City of Ottawa, Province of Ontario;

“Matthews Appointees” has the meaning set forth in Section 2.2;

“Matthews Group” means

(a)	Dr. Terence H. Matthews, his spouse or former spouse, any lineal descendant of Dr. Terence H. Matthews, any spouse of any such lineal descendant, and their respective legal personal representatives;

(b)	the trustee or trustees of any trust (including without limitation a testamentary trust) for the exclusive benefit of any one or more members of the Matthews Group;

(c)	any corporation all of the issued and outstanding shares of which are beneficially owned by any one or more members of the Matthews Group;

(d)	any partnership all of the partnership interests in which are beneficially owned by any one or more members of the Matthews Group;

(e)	any limited liability company all of the membership interests in which are beneficially owned by any one or more members of the Matthews Group;

(f)	any charitable foundation Controlled by any one or more members of the Matthews Group; and

(g)	WCC, as long as other members of the Matthews Group beneficially own more than 50% of the outstanding voting securities of WCC;

and, for this purpose, a trustee or trustees referred to in clause (b) above shall be deemed to beneficially own any shares or partnership interests held by them;

“Non-Accepting Shareholders” has the meaning set out in Section 6.4(a);

“Offeror’s Securities” has the meaning set out in Section 6.1(c);

“Party” or “Parties” means one or more of the Corporation, the Shareholders and any other Person who becomes a party to this Agreement by virtue of a Transfer of Common Shares or Convertible Securities or otherwise;

“Permitted Transferee” of any Person means:

(a)	in the case of a Person who is a natural person: (A) the spouse of such Person; (B) any lineal descendant of such Person or a spouse of any such descendant; (C) a trust (including, without limitation, a testamentary trust) solely for the benefit of one or more of such Person, the spouse of such Person or any lineal descendant of such Person or a spouse of any such descendant; (D) any self-directed registered retirement savings plan controlled by such Person; or (E) a corporation of which all of the outstanding shares of each class of shares of such corporation are beneficially owned, or in the case of Matthews (if Matthews hereafter becomes a direct Shareholder) Controlled, directly or indirectly, in any manner (including, without limitation, through intermediary corporations or trusts), by one or more of such Person, the spouse of such Person, any lineal descendant of such Person or a spouse of any such descendant or such trust; and includes the legal personal representative(s) of such Person or any Person referred to in (A);

(b)	in the case of a corporation or a limited liability company: (A) any shareholder of such corporation or member of such limited liability company, as applicable, if such shareholder or member, either alone or together with one or more Permitted Transferees of such shareholder or member, beneficially owns, or in the case of Matthews (if Matthews is a direct shareholder or member of such corporation or limited liability company) Controls, directly or indirectly, in any manner (including, without limitation, through intermediary corporations or trusts), all of the outstanding shares of each class of shares in the capital of such corporation or membership interests of such limited liability company; (B) any Permitted Transferee of such shareholder or member; or (C) an Affiliate, all of the shares of which are owned by such corporation or limited liability company and/or any Permitted Transferee (other than under this subclause (b)) of such corporation or limited liability company;

(c)	in the case of a Person which is a trustee: (A) any beneficiary of such trust; (B) another trustee, provided that the class of beneficiaries is limited to Permitted Transferees of the beneficiaries of the original trust; or (C) any Permitted Transferee of such beneficiary;

(d)	in the case of a Person which is an estate of a deceased Person, a Permitted Transferee of such deceased person determined pursuant to this definition as if such Person were not deceased or a legal personal representative of such Person holding on behalf of such Permitted Transferees;

(e)	in the case of a partnership, any partner of the partnership if all of the partnership interests are beneficially held by such partner either alone or together with one or more Permitted Transferees of such partner;

(f)	in the case of any member of the Matthews Group, includes any other member of the Matthews Group; and

(g)	in the case of any member of the Francisco Partners Group, includes any other member of the Francisco Partners Group;

“Person” includes any individual, corporation, limited liability company, Governmental Body, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural Person in his capacity as trustee, executor, administrator, or other legal representative;

“Public Float” means, in respect of a class of securities, the market value of the securities of such class, excluding securities that are beneficially owned, directly or indirectly, or over which control or direction is exercised by persons or companies that alone or together with their respective Associates and Affiliates, beneficially own or exercise control or direction over more than 10% of the issued and outstanding securities of such class, provided that securities that would be excluded because a portfolio manager of a pension fund, mutual fund or non-redeemable investment fund exercises control or direction over them need only be excluded if the portfolio manager is an Affiliate of the issuer of those securities;

“Registration Rights Agreement” means the registration rights agreement entered into between the Corporation and the shareholders party thereto on August 16, 2007, as amended;

“Rule 144” means Rule 144 under the Securities Act (or any successor rule).

“Securities Act” means the United States Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time;

“Shareholders” has the meaning set out in the recital and includes such other Persons who may become a party to this Agreement as a shareholder of the Corporation, and “Shareholder” means each of such Persons individually;

“Stock Option Plan” means the stock option plan or plans of the Corporation, as amended from time to time in accordance with the provisions of this Agreement;

“Subsidiary” means: (i) any corporation, at least a majority of whose outstanding Voting Shares are owned, directly or indirectly, by the Corporation or by one or more of its subsidiaries, or by the Corporation and by one or more of its subsidiaries; (ii) any general partnership, at least a majority of whose outstanding partnership interests shall at the time be owned by the Corporation, or by one or more of its subsidiaries, or by the Corporation and one or more of its subsidiaries; (iii) any limited partnership of which the Corporation or any of its subsidiaries is a general partner; and (iv) any limited liability company of which the Corporation or any of its subsidiaries is a managing member;

“Third Party Buyer” has the meaning set out in Section 6.4(a);

“Third Party Offeror” has the meaning as set out in Section 6.1;

“Transfer” (whether used as a noun or a verb) refers to any sale, pledge, assignment, encumbrance, gift, or other disposition or transfer of Common Shares or Convertible Securities, or any legal or beneficial interest therein, including any tender or transfer in connection with any merger, recapitalization, reclassification, or tender or exchange offer (for all or any part of the Corporation’s equity securities), whether or not the Person making any such Transfer votes for or against any transaction involving any such Transfer, and includes any agreement to effect any such transaction but, for greater certainty, shall not include a transfer of Common Shares from certificated form into a securities entitlement held through a participant in a book-based depositary where the Common Shares are eligible for deposit;

“Transfer Notice” has the meaning set out in Section 6.1;

“Transferring Shareholder” has the meaning set out in Section 6.1;

“Voting Shares” means shares, interests, participations or other equivalents in the equity interests (however designated) of a Person having ordinary voting power for the election of the majority of the directors (or the equivalent) of such Person, other than shares, interests, participations or other equivalents having such power only by reason of contingency; and

“WCC” means Wesley Clover Corporation, a corporation incorporated under the laws of Newfoundland and Labrador.

APPENDIX 2

MATTERS REQUIRING FRANCISCO PARTNERS APPROVAL

Pursuant to Section 2.8 of the Shareholders Agreement, neither the Corporation shall nor shall it cause or permit any of the Subsidiaries to at any time take or agree or commit to take any of the following actions without the prior written consent of Francisco Partners II (Cayman), L.P.

(a)	amend the Corporation’s articles, by-laws or other constating documents or make, amend, revoke, replace or supersede or repeal any by-law, or issue any shares of capital stock of the Corporation that are senior in respect of dividend, liquidation preference or other rights and privileges to the Common Shares;

(b)	issue any equity or rights, options or warrants to purchase equity securities (including debt or other securities that have the right to convert into equity securities or whose value is determined by reference to equity securities of the Corporation) of the Corporation or any subsidiary of the Corporation, other than equity securities of a subsidiary issued to the Corporation and

(i)	any option to purchase Common Shares granted under the 2006 Equity Compensation Plan, the Stock Option Plan and/or Common Shares allotted for issuance, issued or issuable pursuant to the 2006 Equity Compensation Plan and the Stock Option Plan, subject to the restrictions (such as aggregate amounts and annual increase limits) in such plans immediately prior to the IPO;

(ii)	any Common Shares or convertible securities issued in connection with an acquisition of assets or a business; provided, that: (i) the cost of such acquisition is less than US $25,000,000; (ii) any such transaction is approved by the Board of Directors; (iii) the maximum aggregate number of Common Shares (including Common Shares issuable on the conversion or exercise of convertible securities) that may be issued pursuant to this clause with respect to an acquisition shall not exceed 5% of the Common Shares outstanding immediately following the IPO, subject to appropriate adjustments for stock dividends, stock splits, stock consolidations, capital reorganizations and the like; and (iv) the implied issue price of any such Common Shares or convertible securities shall exceed the price per share of Common Shares in the IPO; and, provided further, that if the Corporation’s Common Share price has exceeded $38.40 on a weighted average volume basis for a period of 30 consecutive days prior to the date that the Corporation delivers to Francisco Partners a good faith notice of its bona fide intention to make such an acquisition, then no consent shall be required under this subsection (ii) in connection with such acquisition if a definitive binding agreement for such acquisition is entered into within ninety (90) days of the date of delivery of such notice;

(iii)	any issuance of Common Shares pursuant to the exercise of any warrants outstanding on the date of the IPO;

(iv)	any equity securities issued to bona fide consultants or professional advisors of the Corporation as part of the consideration for services received by the Corporation from such consultants or professional advisors, so long as such issuances in the aggregate do not exceed .25% of the Common Shares outstanding immediately following IPO;

(v)	any Common Shares or convertible securities issued to or in connection with any of the following (i) licensors of technology of the Corporation, (ii) lending or leasing institutions in connection with obtaining debt financing, or (iii) any other technology licensing, equipment leasing or other non equity interim financing transaction; provided that: (A) any such transaction or transactions approved by the Board of Directors; and (B) the maximum aggregate number of Common Shares (including Common Shares issuable on the conversion or exercise of convertible securities) that may be issued pursuant to all transactions contemplated by this clause (i) shall not exceed 1% of the Common Shares outstanding immediately following the IPO; and

(vi)	any equity securities issued in respect of subdivisions, consolidations, stock dividends or capital reorganizations approved by Francisco Partners.

(c)	declare or pay any dividends or make any distribution or return of capital, whether in cash, in stock or in specie, on any equity securities;

(d)	incur, create, assume, guarantee, become liable for or have outstanding any borrowing or funded indebtedness (collectively, “Debt Obligations”), other than outstanding obligations under (i) debt facilities in existence immediately after the IPO in the principal amount in effect immediately after the IPO and after giving effect to the payment of principal made in connection with the IPO, plus any refinancing thereof in an amount not to exceed such principal balance, (ii) current and future indebtedness allowed under the Corporation’s debt facilities in existence immediately after the IPO owed to lease purchasers (i.e. financial companies in the business of securitizing revenue streams from lease transactions) pursuant to lease purchase transactions, and (ii) other Debt Obligations in an aggregate principal amount not in excess of $50,000,000;

(e)

(i) create or acquire, or dispose of any material interest in or otherwise cease to control, any material subsidiary of the Corporation, or (ii) make any business acquisition, acquisition of assets or any investment, or (iii) enter into any joint venture, co-tenancy, partnership or similar arrangement in the case of (ii) or (iii) above involving more than US $25,000,000.00 (inclusive of any assumed indebtedness or other liabilities or obligations); provided, that if the Corporation’s Common Share price has exceeded $38.40 on a weighted average volume basis for a period of 30 consecutive days prior to the date that the Corporation delivers to Francisco Partners a good faith notice of its bona fide intention to make such an acquisition under clause (ii) or enter into such an arrangement under clause (iii), then no consent shall be required under this subsection (e) in connection with such acquisition or arrangement if a definitive binding agreement is entered into for such acquisition or arrangement within ninety (90) days of the date of delivery of such notice;

(f)	approve any changes in the size of the Board of Directors;

(g)	agree to: (i) a Change of Control Event, (ii) amalgamate, merge or effect an arrangement or other corporate reorganization with or into any other corporation or (iii) agree to a sale of or sell all or substantially all of the assets of the Corporation except, in the case of either (i) or (ii), pursuant to a short-form amalgamation with a wholly-owned subsidiary;

(h)	take or institute any proceedings for its winding-up, reorganization or dissolution or any other transaction or scheme out of the ordinary course of the Business including any proceedings under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any analogous legislation, or otherwise distribute the assets of the Corporation to its shareholders.

SCHEDULE A

ASSUMPTION AGREEMENT

(A)	TO: All of the parties now bound by the shareholders’ agreement (the “Shareholders’ Agreement”) made April 27, 2010 among Mitel Networks Corporation (the “Corporation”), and certain of its shareholders, as may be amended pursuant to its terms.

(A) All capitalized terms used in this instrument and defined in the Shareholders’ Agreement are intended to have the meaning ascribed thereto in the Shareholders’ Agreement.

WHEREAS:

A. Pursuant to the terms of the Shareholders’ Agreement, there can be no Transfer or issuance of any Common Shares or securities in the capital of the Corporation except in certain circumstances and, in certain of such circumstances, subject to the requirement that the acquiror of such Common Shares and/or securities first enters into this instrument;

B. — (the “Acquiror”) proposes to acquire [particulars of Common Shares and/or securities] (the “Acquired Interests”) in the Corporation (the “Issuer”);

C. The Acquiror has agreed to observe and be bound by the terms of the Shareholders’ Agreement so that the provisions thereof will govern the rights and obligations among the Shareholders (including the Acquiror);

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby irrevocably acknowledged, the Acquiror, intending to be legally bound hereby, hereby covenants and agrees as follows:

The Acquiror acknowledges receipt of a copy of the Shareholders’ Agreement.

The Acquiror covenants and agrees that the Acquiror shall be bound by all of the provisions of the Shareholders’ Agreement as if the Acquiror had been an original party thereto [where any of the Acquired Interests are being acquired by a Transfer, rather than an issuance from treasury, the words “to the same extent as the Person(s) transferring the Acquired Interests” shall be inserted].

The Acquiror hereby represents and warrants that:

(b)	the Acquired Interests are or will be owned by the Acquiror free and clear of all Liens whatsoever and, except as provided in the Shareholders’ Agreement, no Person has or will have any agreement or option or right capable of becoming an agreement for the purchase of any such Acquired Interests;

(c)	the Acquiror has the capacity to enter into and perform its obligations under this instrument and the Shareholders’ Agreement;

(d)	if the Acquiror is a corporation, it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and capacity to own its assets and to enter into and perform its obligations under and give full effect to this instrument and the Shareholders’ Agreement;

(e)	if the Acquiror is a trust, partnership or joint venture, it is duly constituted under the laws which govern it and has the power to own its assets and to enter into and perform its obligations under and give full effect to this instrument and the Shareholders’ Agreement;

(f)	this instrument has been duly authorized by the Acquiror and has been duly executed and delivered by the Acquiror and constitutes a valid and binding obligation enforceable in accordance with its terms, subject to the qualification that enforcement may be limited by bankruptcy, insolvency or other laws generally affecting the rights of creditors and subject to the availability of equitable remedies being in the discretion of a court of competent jurisdiction; and

(g)	the execution, delivery and performance of this instrument does not and will not contravene the provisions of the articles, by-laws, constating documents or other organization documents or the documents by which the Acquiror was created or established, if the Acquiror is a corporation, trust, partnership or joint venture, or the provisions of any indenture, agreement or other instrument to which the Acquiror is a party or by which the Acquiror may be bound.

The Acquiror covenants and agrees to take all such steps, execute all such documents and do all such acts and things as may be necessary to give full effect to this instrument and to implement to their full extent the provisions hereof.

This instrument shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflicts of law rules.

This instrument shall be binding upon the Acquiror and the heirs, executors, administrators, successors, permitted assigns and legal representatives of the Acquiror.

DATED this _____ day of _________________, .

[ ] – Acquiror Address for Notice:

Schedule A

Fax: __________________________________ E-mail: ________________________________

[In addition, where the Acquiror is a nominee, holding company or an analogous Person, the Persons directly or indirectly Controlling the Acquiror shall enter into the following:]

(A) SUPPLEMENTARY ASSUMPTION AGREEMENT

(B)	TO: All of the parties now bound by the Shareholders’ Agreement (as such term is defined in the above Assumption Agreement)

(A) This Supplemental Assumption Agreement is intended to form a part of the above Assumption Agreement and all capitalized terms used but not defined in this instrument are intended to be defined in the same manner as in the above Assumption Agreement.

IN CONSIDERATION of the issuance or approval of Transfer of the Acquired Interests to the Acquiror, and for other good and valuable consideration (the receipt and sufficiency of which are being acknowledged), the undersigned, represent, warrant, covenant and agree as follows:

1.	[Each of] the undersigned acknowledges receipt of a copy of the Shareholders’ Agreement.

2.	[Each of] the undersigned covenants and agrees that they shall be bound by all of the provisions of the Shareholders’ Agreement as if they had been an original party thereto.

3.	As of the date hereof, the direct and indirect holders of securities in the capital of the Acquiror and each of the undersigned are as set out below [particulars to be set out below and, if required, on a separate schedule to be attached to this instrument]:

4.	The undersigned will not, without the prior written consent of Francisco Partners and the Corporation, directly or indirectly Transfer or permit a Lien over any securities in the capital of the Acquiror or any of the undersigned or cause or permit any securities in the capital of the Acquiror or any of the undersigned to be issued if, as a result thereof, any Person other than one or more of the undersigned would cease to exercise voting control over the Common Shares or other securities in the capital of the Corporation held by the Acquiror; provided that the foregoing shall not apply to any Transfer between or issuance of securities to members of the Matthews Group.

5.	The undersigned shall cause the Acquiror to comply with each and every one of its obligations under the Shareholders’ Agreement.

6.	The undersigned hereby confirm(s) the accuracy of the representations and warranties of the Acquiror in the above Assumption Agreement.

7.	This instrument has been duly authorized, executed and delivered by the undersigned and constitutes a valid and binding obligation enforceable in accordance with its terms, subject to the qualification that enforcement may be limited by bankruptcy, insolvency or other laws generally affecting the rights of creditors and subject to the availability of equitable remedies being in the discretion of a court of competent jurisdiction.

Schedule A

8.	The execution, delivery and performance of this instrument does not and will not contravene the provisions of the articles by-laws, constating documents or other organizational documents or the documents by which the undersigned (if other than an individual) was created or established, or the provisions of any indenture, agreement or other instrument to which the undersigned is a party and by which the undersigned may be bound.

9.	The undersigned covenants and agrees to take all such steps, execute all such documents and do all such acts and things as may be necessary to give full effect to this instrument and to implement to their full extent the provisions hereof.

10.	This instrument shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflicts of law rules.

11.	This instrument shall be binding upon the undersigned and the heirs, executors, administrators, successors, permitted assigns and legal representatives of the undersigned.

Dated this ______ day of _________________________, _______.

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